UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

IO Biotech, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

449778109

(CUSIP Number)

Barbara Fiorini Due

Novo Holdings A/S

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 449778109

1.	Name of Reporting Person: Novo Holdings A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Denmark

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 8,216,202 (1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 8,216,202 (1)
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,216,202 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 12.0% (2)
14.	Type of Reporting Person: CO

(1)	Represents (i) 5,747,067 shares of Common Stock and (ii) currently exercisable warrants to acquire 2,469,135 shares of common stock at an exercise price of $2.47 per share.
(2)

Based upon (i) 28,815,267 shares of the Issuer’s Common Stock (“Common Stock”) outstanding as of May 8, 2023, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 11, 2023, plus (ii) the 37,065,647 additional shares of Common Stock sold and issued by the Issuer pursuant to the Securities Purchase Agreement described herein, and (iii) the 2,469,135 shares of Common Stock issuable upon the exercise of the warrants held by Novo Holdings A/S, as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on August 7, 2023.

This amendment (“Amendment No. 3”) amends the Schedule 13D originally filed with the SEC on November 10, 2021, as subsequently amended by Amendment No. 1 filed on May 26, 2022 and Amendment No. 2 filed on September 30, 2022 (collectively, the “Schedule”), and relates to the Common Stock. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule.

Item 2.	Identity and Background

Item 2 is amended and replaced in its entirety as follows:

(a)

Novo Holdings A/S, a Danish corporation, is an investment firm focused on life sciences and finance that is wholly owned by Novo Nordisk Foundation (the “Foundation”), a Danish commercial foundation. Novo Holdings A/S is the holding company in the group of Novo companies (currently comprised of Novo Nordisk A/S and Novozymes A/S) and is responsible for managing the Foundation’s assets, including its financial assets. Based on the governance structure of Novo Holdings A/S and the Foundation, the Foundation is not deemed to have any beneficial ownership of the securities of the Issuer held by Novo Holdings A/S.

The name of each director and executive officer of both Novo Holdings A/S and the Foundation is set forth on the updated Schedule I to this Amendment No. 3.

(b)	The business address of both Novo Holdings A/S and the Foundation is Tuborg Havnevej 19, 2900 Hellerup, Denmark.

The residence or business address of each director and executive officer of both Novo Holdings A/S and the Foundation is set forth on the updated Schedule I to this Schedule 13D.

(c)

Novo Holdings A/S, a holding company that is responsible for managing the Foundation’s assets, provides seed and venture capital to development stage companies and invests in well-established companies within the life science and biotechnology sector.

The Foundation is a Danish self-governing and profit-making foundation, whose objectives are to provide a stable basis for commercial and research activities undertaken by the group of Novo companies and to support scientific, humanitarian and social purposes through grants.

(d)	Within the last five years, neither Novo Holdings A/S, the Foundation, nor any person named in the updated Schedule I has been convicted in any criminal proceedings.

(e)

Within the last five years, neither Novo Holdings A/S, the Foundation, nor any person named in the updated Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 amends and supplements Item 3 in the Schedule as follows:

On August 7, 2023, Novo Holdings A/S, among other parties, entered into a Securities Purchase Agreement with the Issuer. Pursuant to the Securities Purchase Agreement, Novo Holdings A/S purchased 2,469,135 shares of the Common Stock (“Shares”) and currently exercisable warrants to purchase 2,469,135 shares of Common Stock with an exercise price of $2.47 per Share (“Warrants”), for a combined unit price of $2.025 , and total consideration of approximately $4,999,999. At the closing of the transaction on August 9, 2023, the Issuer sold and issued, in a private placement, the Shares and Warrants to Novo Holdings A/S. The foregoing description is qualified in its entirety by the Securities Purchase Agreement incorporated by reference in this filing.

Novo Holdings A/S purchased the Shares and Warrants set forth in this Schedule 13D using funds from working capital.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplemented as follows:

The information set forth in Item 3 and Item 6 of this Schedule 13D is incorporated by reference to this Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and replaced in its entirety as follows:

(a)

Novo Holdings A/S beneficially owns 5,747,067 shares of Common Stock and currently exercisable Warrants to acquire an additional 2,469,135 shares of Common Stock at an exercise price of $2.47 per share (collectively, the “Novo Shares”), which represents approximately 12.0% of the Issuer’s outstanding shares of Common Stock, based upon (i) 28,815,267 shares of Common Stock outstanding as of May 8, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on May 11, 2023, plus (ii) the 37,065,647 additional shares of Common Stock sold and issued by the Issuer pursuant to the Securities Purchase Agreement described herein, and (iii) the 2,469,135 additional shares issuable upon the exercise of the Warrants held by Novo Holdings A/S.

(b)

Novo Holdings A/S is a Danish corporation wholly owned by the Novo Nordisk Foundation. Novo Holdings A/S has the sole power to vote and dispose of the Novo Shares. Neither the Foundation nor any person listed on the updated Schedule I has the power to direct the vote as to, or the disposition of the Novo Shares.

(c)

Except as described herein, Novo Holdings A/S has not effected any transactions in the Common Stock within the past 60 days and neither the Foundation nor any person listed on the updated Schedule I has effected any transactions in the Common Stock within the past 60 days.

(d)	Novo Holdings A/S does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Novo Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented as follows:

On August 7, 2023, the Issuer and certain other purchasers including Novo Holdings A/S entered into a Securities Purchase Agreement pursuant to which the Issuer agreed to sell and issue (i) 37,065,647 of the Common Stock and (ii) warrants to purchase 37,065,647 Shares of the Common Stock in a private placement transaction. Pursuant to the Securities Purchase Agreement, Novo Holdings A/S purchased the Shares and Warrants as described in Item 3 of this Amendment No. 3.

On August 7, 2023, the Issuer also entered into a registration rights agreement (the “Registration Rights Agreement”) with Novo and the other purchasers under the Securities Purchase Agreement (“Holders”). Under the Registration Rights Agreement, the Issuer is required to file an initial registration statement (the “Registration Statement”) covering the resale of the Common Stock and the shares of Common Stock issuable upon conversion of the Warrants issued under the Securities Purchase Agreement as soon as reasonably practicable, but in no event later than 30 days after the closing of the transaction (the “Filing Deadline”) and to cause the Registration Statement to become effective within a specified period after the Filing Deadline. The Issuer is required to use its reasonable best efforts to keep the Registration Statement continuously effective until the earlier of: the date that is five years following the initial effective date of the Registration Statement, the date on which the Holders have resold all covered shares and warrant shares, or the date the covered shares and warrant shares held by or issuable to such Holder may be sold under Rule 144 without being subject to any volume, manner of sale or publicly available information requirements. Certain liquidated damages will apply to the Issuer in the event of registration failures, as described in the Registration Rights Agreement. All registration expenses incurred shall be borne by the Issuer. The foregoing description is qualified in its entirety by the Registration Rights Agreement incorporated by reference in this filing.

Pursuant to the Form of Warrant, the Warrants are currently exercisable, with an exercise price of $2.47 per share, subject to adjustment, and expire on February 9, 2027. The Form of Warrant permits cashless exercises in certain circumstances and contains certain anti-dilution adjustments and an obligation of the Issuer, at the election of the holder in the event of a Fundamental Transaction (as defined), to purchase the warrants from the holder. The foregoing description is qualified in its entirety by the Form of Warrant incorporated by reference in this filing.

Item 7.	Material to be Filed as Exhibits

Exhibit A – Securities Purchase Agreement, dated August 7, 2023, by and among IO Biotech, Inc. and the Purchasers (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on August 7, 2023).

Exhibit B – Registration Rights Agreement, dated August 7, 2023, by and among IO Biotech, Inc. and the Purchasers (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K, filed with the SEC on August 7, 2023).

Exhibit C - Form of Warrant (incorporated by reference to Exhibit 4.1 of the Issuer’s Current Report on Form 8-K, filed with the SEC on August 7, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2023	Novo Holdings A/S

/s/ Barbara Fiorini Due
	By:	Barbara Fiorini Due
	Its:	General Counsel, Finance & Operations

Schedule I

Information regarding each director and executive officer of both Novo Holdings A/S and the Novo Nordisk Foundation is set forth below.

Novo Holdings A/S
Name, Title	Address	Principal Occupation	Citizenship
Lars Rebien Sørensen, Chairman of the Board	Christianholms Tværvej 27, 2930 Klampenborg Denmark	Professional Board Director	Denmark
Steen Riisgaard, Vice Chairman of the Board	Hestetangsvej 155, 3520 Farum, Denmark	Professional Board Director	Denmark
Jean-Luc Butel, Director	235 Arcadia Road unit # 10-3 289843 Singapore	Global Healthcare Advisor, President, K8 Global Pte Ltd.	Singapore
Jeppe Christiansen, Director	Classensgade 59, 5. th. 2100 Copenhagen Ø Denmark	Chief Executive Officer, Fondsmaeglerselskabet Maj Invest A/S	Denmark
Francis Michael Cyprian Cuss, Director	111 Rippling Brook Way, Bernardsville, NJ 07924 USA	Biopharmaceutical Consultant	United Kingdom United States
Britt Meelby Jensen Director	Bukkeballevej 10 2960 Rungsted Kyst Denmark	Professional Board Director	Denmark
Viviane Monges, Director	Chemin de Craivavers 32, 1012 Lausanne Switzerland	Professional Board Director	France
Henrik Poulsen, Director	Emiliekildevej 36 2930 Klampenborg Denmark	Professional Board Director and Senior Advisor, A.P. Møller Holding A/S,	Denmark
Susanne Antonie Schaffert Director	Am Eichenwald 18 91054 Erlangen Germany	Professional Board Director	Germany
Kasim Kutay, Chief Executive Officer of Novo Holdings A/S	Bredgade 65, 3.tv. 1260 Copenhagen K. Denmark	Chief Executive Officer of Novo Holdings A/S	United Kingdom
Nigel Kevin Govett Chief Financial Officer of Novo Holdings A/S	Kløvervang 10, 2970 Hørsholm, Denmark	Chief Financial Officer of Novo Holdings A/S	United Kingdom

Novo Nordisk Foundation
Name, Title	Address	Principal Occupation	Citizenship
Lars Rebien Sørensen, Chairman of the Board	Christianholms Tværvej 27 2930 Klampenborg Denmark	Professional Board Director	Denmark
Lars Henrik Munch, Vice Chairman of the Board	Galionsvej 46 1437 Copenhagen K Denmark	Professional Board Director	Denmark
Mads Krogsgaard Thomsen, Chief Executive Officer	Præstevejen 38 3230 Græsted Denmark	Chief Executive Officer, Novo Nordisk Foundation	Denmark
Ole Jakob Müller, Director	Borgmester Jensens A 11, 4. 0003 2100 København Ø Denmark	Environmental Consultant	Denmark
Lars Henrik Fugger, Director	72 Staunton Road, Headington OX3 7TP Oxford Great Britain	Professor, John Radcliffe Hospital, University of Oxford, Oxford, Great Britain	Denmark
Liselotte Højgaard, Director	Grønningen 21, 4. 1270 Copenhagen K Denmark	Professor	Denmark
Mads Boritz Grøn, Director	Horsevænget 4 3400 Hillerød Denmark	Senior Lead Auditor	Denmark
Steen Riisgaard, Director	Hestetangsvej 155 3520 Farum Denmark	Professional Board Director	Denmark
Stig Strøbaek, Director	Furesøgårdsvej 2 3520 Farum Denmark	Electrician	Denmark
Nana Sejbæk Director	Vinrankevej 3 2900 Hellerup Denmark	Professional Board Director	Denmark
Christopher Ashby Voigt Director	57 Elizabeth Rd Belmont, MA 02478 USA	Professor, Massachusetts Institute of Technology, Massachusetts, USA	United States